Exhibit 99.1

Enerplus to Report Third Quarter 2020 Results

CALGARY, AB, Oct. 6, 2020 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the third quarter of 2020 prior to market open on Friday, November 6, 2020. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

Third Quarter 2020 Live Conference Call Details

Date:	Friday, November 6, 2020
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	1-888-390-0546 (Toll Free)
Conference ID:	44159509
Audiocast:	https://produceredition.webcasts.com/starthere.jsp?ei=1382966&tp_key=bd5166311d

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	1-888-390-0541 (Toll Free)
Passcode:	159509 #

Electronic copies of our 2020 interim and 2019 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com.

Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2020/06/c3942.html

%CIK: 0001126874

CO: Enerplus Corporation

CNW 06:00e 06-OCT-20